Cowden & Humphrey Co. LPA

1414 Terminal Tower
50 Public Square
Cleveland, OH 44113-2202
Telephone 216.241.2880
Facsimile 216.241.2881

August 31, 2007

United States Securities and Exchange Commission
Washington, D.C. 20549
Attention:	Ms. Peggy Fischer
and
Mr. Jay Mumford

Re:	Energy Focus, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-3
Filed August 8, 2007
File No. 333-108083

Ladies and Gentlemen:

This letter is being furnished on behalf of our client, Energy Focus, Inc., the registrant, in connection with the above Registration Statement and in response to the Commission's letter of August 24, 2007.

Set forth below are the Commission's comments on the Amendment followed by our Responses.

Prior to requesting acceleration, please update your incorporation by reference section to include all filings that are required to be filed by reference, including your Quarterly Report on Form 10-Q filed August 9, 2007 and your Current Report on Form 8-K filed August 13, 2007. Also, see Item H69 of the Manual of publicly Available Telephone Interpretations.

Response: We have updated the Incorporation by Reference section to include all filings that are required to be filed by reference. Prior to doing so, we reviewed Item H69 of the Manual of Publicly Available Telephone Interpretations.

Attached to this letter is a marked copy Post-Effective Amendment No. 2, which shows the changes made in it in comparison to Post-Effective Amendment No. 1.

Please contact the undersigned at 216.241.2880 with any questions.

U.S. Securities and Exchange Commission
August 31, 2007

Thank you very much for your consideration.

Very truly yours,

/s/ Gerald W. Cowden

Gerald W. Cowden

cc:	Mr. John M. Devenport
President & Chief Executive Officer
Energy Focus, Inc.
32000 Aurora Road
Solon, OH 44139

Mr. Nicholas G. Berchtold
Vice President, Finance & Chief Financial Officer
Energy Focus, Inc.
32000 Aurora Road
Solon, OH 44139